UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

16 September 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BITAUTO HOLDINGS LTD

File No. 1-34947 -- CF# 26841

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BITAUTO HOLDINGS LTD submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 12, 2011, as amended on August 31, 2011.

Based on representations by BITAUTO HOLDINGS LTD that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.12   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel